------
FORM 4
------

[X] Check this box if no longer
    subject to Section 16.  Form
    4 or Form 5  obligations may
    continue.  See Instruction 1(b)


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

---------------------------
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---------------------------
OMB Number:  3235-0287
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Estimated average burden
hours per response .... 0.5
---------------------------

--------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person              2.   Issuer Name and Ticker or Trading Symbol

News America Incorporated(1)                              WebMD Corporation ("HLTH")
--------------------------------------------------------------------------------------------------------------------------------
   (Last)            (First)             (Middle)    3.   IRS or Social Security Number of           4.   Statement for
                                                          Reporting Person (Voluntary)                    Month/Year
  1211 Avenue of the Americas                                                                                February 2001

----------------------------------------------------                                                 ---------------------------
                     (Street)                                                                        5.   If
                                                                                                     Amendment,
                                                                                                     Date of
                                                                                                     Original
                                                                                                     (Month/Year)

--------------------------------------------------------------------------------------------------------------------------------

6. Relationship of Reporting Person to Issuer
(Check all applicable)



       Director               X(1)  10% Owner
 ----                         ----
       Officer (give                Other (specify
 ----                         ----
          title below)                        below)
-----------------------------------------------------
7.  Individual or Joint/Group Filing (Check
Applicable Line)

         Form filed by One Reporting Person
 ----
    X   Form filed by More than One Reporting Person
 ----
----------------------------------------------------

   New York           New York            10036
--------------------------------------------------------------------------------------------------------------------------------
   (City)            (State)                (Zip)    Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
                                                               Owned
--------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security                               2. Transaction   3. Transaction   4.  Securities Acquired (A)
     (Instr. 3)                                         Date              Code             or Disposed of (D)
                                                        (Month/           (Instr. 8)
                                                         Day/                              (Instr. 3, 4 and 5)
                                                         Year)

--------------------------------------------------------------------------------------------------------------------------------
                                                                       Code     V        Amount      (A) or         Price
                                                                                                     (D)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per share                 01/26/00(2)   A(2)            2,000,000(2)   A(2)           (2)
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------
5. Amount of       6. Owner-ship     7. Nature
   Securities         Form:             of In-
   Beneficially       Direct            direct
   Owned at           (D) or            Bene-
   End of             Indirect          ficial
   Month              (I)               Owner-
                      (Instr. 4)        ship
   (Instr. 3 and                        (Instr. 4)
   4)
-----------------------------------------------------
-----------------------------------------------------
  2,000,000(2)          D(2)
-----------------------------------------------------

*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

-----------------------------------------------------------------------------------------------------------------------------------
FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative   2.Conver-   3. Trans-   4. Transac-   5. Number of Deriv-     6. Date Exer-       7. Title and Amount of
   Security              sion or        action      tion          ative Securities        cisable and Ex-     Underlying Securities
   (Instr. 3)            Exercise       Date        Code          Acquired (A) or         piration Date       (Instr. 3 and 4)
                         Price of       (Month/                   Disposed of (D)         (Month/Day/Year)
                         Derivative     Day/        (Instr. 8)    (Instr. 3, 4, and 5)
                         Security       Year)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Date       Expira-   Title       Amount or
                                                                                         Exer-      tion                  Number of
                                                                                         cisable    Date                  Shares
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Code    V      (A)      (D)
-----------------------------------------------------------------------------------------------------------------------------------
Series A Preferred          N/A         02/15/01       D(3)                 155,951(3)    N/A        N/A   Common Stock   21,282,645
Stock, $.0001 par value
per share
-----------------------------------------------------------------------------------------------------------------------------------
Warrant to purchase       $15.00        02/15/01       A(4)        3,000,000             Immed.    2/15/07 Common Stock    3,000,000
Common Stock                                                                              (4)
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------
8. Price    9. Number     10. Owner-    11. Na-
   of          of             ship          ture
   Deriv-      Deriv-         Form          of In-
   ative       ative          of De-        direct
   Secur-      Secur-         rivative      Bene-
   ity         ities          Secu-         ficial
   (Instr.     Bene-          rity;         Own-
   5)          ficially       Direct        ership
               Owned          (D) or        (Instr. 4)
               at End         Indi-
               of             rect
               Month          (I)
               (Instr.        (Instr.
                4)             4)
------------------------------------------------------
    N/A         -0-            N/A           N/A
------------------------------------------------------
    N/A       3,000,000        (4)           (4)
------------------------------------------------------

Explanation of Responses:

(1) This Form 4 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"). News America Incorporated ("NAI") has been designated to make the filing of this Form 4. Prior to the date on which the transactions reported on this Form 4 were consummated (the "Transaction Date"), the relationship of the Reporting Persons to the issuer was that of 10% Owner. Subsequent to the Transaction Date, the relationship of the Reporting Persons to the Issuer is less than 10% Owner.

(2) As previously reported on the Form 3, filed February 4, 2000, the 2,000,000 shares of Common Stock of the issuer reported as beneficially owned are directly owned by NAI. The News Corporation Limited ("News Corporation"), as a person who may be deemed to control NAI, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch and members of his family, (ii) (A) Cruden Investments Pty. Limited ("Cruden"), a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities, and (B) a subsidiary of Cruden, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation. Fox Entertainment Group, Inc. ("FEG"), Fox Broadcasting Company ("FBC"), AHN/FIT Cable, LLC ("AHN/FIT Cable") and AHN/FIT Internet, LLC ("AHN/FIT Internet") disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that FEG, FBC, AHN/FIT Cable and AHN/FIT Internet are the beneficial owners of such securities for purposes of Section 16 or any other purpose.

(3) On the Form 3 filed February 4, 2000, 54,101 shares of Series A Preferred Stock of the issuer were reported as beneficially owned directly by NAI, and 101,850 shares of Series A Preferred Stock of the issuer were reported as beneficially owned indirectly by NAI through FEG, a subsidiary in which NAI owns securities representing 82.8% of the equity and 97.8% of the voting power, FBC, a wholly-owned subsidiary of FEG, AHN/FIT Cable, a subsidiary in which FEG owns a 100% member interest (at the time of the filing of the Form 3, FEG owned only a 50% member interest in AHN/FIT Cable), and AHN/FIT Internet, a subsidiary in which FEG owns a 100% member interest (at the time of the filing of the Form 3, FEG owned only a 50% member interest in AHN/FIT Internet). All 155,951 shares of Series A Preferred Stock were reconveyed to the issuer on February 15, 2001.

(4) A warrant for the purchase of 3,000,000 shares of Common Stock (the "Warrant Shares") of the issuer was issued to an indirect wholly-owned subsidiary of News Corporation. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch and members of his family,
     (ii) (A) Cruden Investments Pty. Limited ("Cruden"), a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities, and (B) a subsidiary of Cruden, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

                                 /s/ Lawrence A. Jacobs             03/08/2001
                                 --------------------------------   ----------
                                 **Signature of Reporting Person       Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                                     Page 3 of 6
                                                                 SEC 1474 (7/96)

                                                         Joint Filer Information


              Name:        The News Corporation Limited

              Address:     2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

              Designated Filer: News America Incorporated

              Date of Event Requiring Statement: 02/15/01

              Issuer and Ticker or Trading Symbol: WebMD Corporation ("HLTH")

              Signature:   THE NEWS CORPORATION LIMITED


                         By: /s/ Arthur M. Siskind
                             ------------------------------------------
                             Name: Arthur M. Siskind
                             Title: Director




              Name:        K. Rupert Murdoch

              Address:     1211 Avenue of the Americas
                           New York, New York 10036

              Designated Filer: News America Incorporated

              Date of Event Requiring Statement: 02/15/01

              Issuer and Ticker or Trading Symbol: WebMD Corporation ("HLTH")

              Signature:     /s/ K. Rupert Murdoch
                             ------------------------------------------
                             K. Rupert Murdoch

             Name:         Fox Entertainment Group, Inc.

             Address:      1211 Avenue of the Americas
                           New York, New York 10036

             Designated Filer: News America Incorporated

             Date of Event Requiring Statement: 02/15/01

             Issuer and Ticker or Trading Symbol: WebMD Corporation ("HLTH")

             Signature:   FOX ENTERTAINMENT GROUP, INC.


                         By:    /s/ Lawrence A. Jacobs
                             ------------------------------------------
                             Name: Lawrence A. Jacobs
                             Title: Secretary




             Name:         Fox Broadcasting Company

             Address:      10201 West Pico Blvd.
                           Los Angeles, CA 90035

             Designated Filer: News America Incorporated

             Date of Event Requiring Statement: 02/15/01

             Issuer and Ticker or Trading Symbol: WebMD Corporation ("HLTH")

             Signature:   FOX BROADCASTING COMPANY


                         By:   /s/ Paul Haggerty
                             ------------------------------------------
                             Name: Paul Haggerty
                             Title: Executive Vice President

             Name:         AHN/FIT Cable, LLC

             Address:      1440 S. Sepulveda Blvd.
                           Los Angeles, CA 90025

             Designated Filer: News America Incorporated

             Date of Event Requiring Statement: 02/15/01

             Issuer and Ticker or Trading Symbol: WebMD Corporation ("HLTH")

             Signature:   AHN/FIT CABLE, LLC


                         By:  /s/ Daniel Fawcett
                             ------------------------------------------
                             Name: Daniel Fawcett
                             Title: Executive Vice President


             Name:         AHN/FIT Internet, LLC

             Address:      1440 S. Sepulveda Blvd.
                           Los Angeles, CA 90025

             Designated Filer: News America Incorporated

             Date of Event Requiring Statement: 02/15/01

             Issuer and Ticker or Trading Symbol: WebMD Corporation ("HLTH")

             Signature:   AHN/FIT INTERNET, LLC


                         By:  /s/ Daniel Fawcett
                             ------------------------------------------
                             Name: Daniel Fawcett
                             Title: Executive Vice President